UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

HUNTINGTON INGALLS INDUSTRIES, INC.
(Exact name of the registrant as specified in its charter)

DELAWARE	1-34910
(State or other jurisdiction of incorporation)	(Commission File Number)

4101 WASHINGTON AVENUE, NEWPORT NEWS, VIRGINIA	23607
(Address of principal executive offices)	(Zip code)
Thomas E. Stiehle (757) 380-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Introduction
This Specialized Disclosure Report (Form SD) for Huntington Ingalls Industries, Inc. (“HII” or the “Company”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1 to December 31, 2023.
Conflict Minerals are defined by the Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (referred to as “3TGs”). The Rule requires an SEC registrant to determine if its products contain 3TGs and whether their origin is any of the “Covered Countries,” which include the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
HII conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine the origin of 3TGs identified in its supply chain. Due to the unavailability of details and information through the supply chain back to smelters, HII is not able to determine the origin of all 3TGs in its products covered by this reporting period.
Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Details regarding HII’s RCOI can be found in HII’s Conflict Minerals Report provided as Exhibit 1.01 hereto and publicly available at https://hii.com/legal/conflict-minerals-report/.
Any references to the HII website in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 and available on such website are for convenience only, and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD or the Conflict Minerals Report.
Certain statements in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements are based on current expectations concerning the Company’s future actions to engage contract manufacturers, to identify to the extent possible the source of 3TGs in its products and to take other actions regarding its product sourcing. The Company’s actual actions or results may differ materially from those expected or anticipated in the forward-looking statements due to both known and unknown risks and uncertainties including, but not limited to, decisions to make changes in the Company’s ongoing improvement efforts and delays or difficulties in engaging contract manufacturers and identifying the sources of 3TGs contained in the Company’s products. HII assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.
Item 1.02 Exhibit
HII’s Conflict Minerals Report as required under Item 1.01.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report of Huntington Ingalls Industries, Inc. as required by Items 1.01 and 1.02 of this Form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Huntington Ingalls Industries, Inc.

By:	/s/ Thomas E. Stiehle	Date: May 31, 2024
Name:	Thomas E. Stiehle
Title:	Executive Vice President and Chief Financial Officer

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